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N-SAR ITEM 77C


a)       An Annual Meeting of Shareholders was held on July 21, 1995.

b)       The election of Trustees included (and are now in office):

         J. Miles Branagan, Richard E. Caruso, Philip P. Gaughan, Roger Hilsman, R. Craig Kennedy, Donald C. Miller, Jack E. Nelson, Don G. Powell, David Rees, Jerome L. Robinson, Lawrence J. Sheehan, Fernando Sisto, Wayne W. Whalen and William S. Woodside.

         Effective September 7, 1995, Mr. Caruso ceased serving as a Trustee.

c)       The following were voted on at the meeting:

1) Approval of the Fund's reorganization and conversion to a Delaware business trust.

         For  21,642,643.923                      Against 440,803.257

2) Ratification of the selection of Price Waterhouse LLP as independent accountants for the Fund's current fiscal year.

         For  24,590,137.645                      Against 174,681.176

d)       Inapplicable.

_______________________

a)       A Special Meeting of Shareholders was held on September 21, 1995.

b)       Inapplicable.

c)       The following was voted on at the meeting:

1) Approval of a plan reorganization pursuant to which the Fund would transfer all of its assets and liabilities to the Van Kampen American Capital Municipal Income Fund ("VK Fund") in exchange for corresponding shares of beneficial interest of the VK Fund.

         For  20,072,016.359                      Against 1,021,560.041

d)       Inapplicable.